UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                      PLANET HOLLYWOOD INTERNATIONAL, INC.
                      ------------------------------------
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 PAR VALUE
                      -------------------------------------
                         (Title of Class of Securities)

                                    72702Q102
                                 --------------
                                 (CUSIP Number)

               BYRD F. MARSHALL, JR., 201 E. PINE ST., SUITE 1200
                         ORLANDO, FLORIDA (407) 843-8880
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JULY 24, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing the schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  72702Q102

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1         Names of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only)

          Magnetic Light Profits Limited
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2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)____
                                                                        (b)  X

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3 SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)

          WC
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                  [ ]
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6         Citizenship or Place of Organization

          British Virgin Islands
--------------------------------------------------------------------------------
      Number of        7            Sole Voting Power
       Shares                       1,233,503
                     -----------------------------------------------------------
     Beneficially      8            Shared Voting Power
      Owned By                      0
                     -----------------------------------------------------------
        Each           9            Sole Dispositive Power
      Reporting                     1,233,503
                     -----------------------------------------------------------
       Person          10           Shared Dispositive Power
        With                        0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned By Each Reporting Person

          1,233,503
--------------------------------------------------------------------------------
12 Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)
                                                                  [X]

--------------------------------------------------------------------------------
13        Percent Of Class Represented By Amount in Row 11

          12.3
--------------------------------------------------------------------------------
14        Type Of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

         This Amendment No. 1 amends the Schedule 13D filed on July 10, 2000 by Magnetic Light Profits Limited ("Magnetic") relating to the Class A common stock, par value $0.01 per share (the "New Class A Common Stock") of Planet Hollywood International, Inc. (the "Company"). Capitalized terms used herein without definition shall have the meaning set forth in the initial Schedule 13D report.

Item 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended as follows:

                (i)  The second sentence of Item 3 shall be corrected to read:

                     The aggregate purchase price for the 101,500 shares of New Common Stock purchased by Magentic in the public market was $303,609.

                (ii) The following shall be added to Item 3:

                     Since the filing of the initial Schedule 13D report, Magnetic has purchased in the open market an aggregate of 332,000 shares of New Class A Common Stock. The aggregate purchase price for such shares was $1,186,153.13. The source of all funds used to purchase such shares was from Magnetic's working capital.

Item 5   INTEREST IN SECURITIES OF THE ISSUER

         Item 5     is hereby amended as follows:

         Item 5(a) Since the filing of the initial Schedule 13D report, Magnetic has purchased in the open market an aggregate of 290,000 shares of New Class A Common Stock. Assuming all of the New Class B Common Stock is converted into shares of New Class A Common Stock, and excluding the Withheld Shares, Magnetic would own 1,233,503 of 10,000,024 issued and outstanding shares of New Class A Common Stock, or approximately 12.3%.

         Item 5(b) The number of shares of New Class A Common Stock as to which Magnetic, has (assuming that all of its shares of New Class B Common Stock are converted):

                    (i)   sole power to vote or to direct the vote:   1,233,503
                    (ii)  shared power to vote or to direct the vote:         0
                    (iii) sole power to dispose or to direct the
                          disposition of:                             1,233,503
                    (iv)  shared power to dispose or to direct the
                          disposition of:                                     0

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Dated:   July 27, 2000


         MAGNETIC LIGHT PROFITS LIMITED

         Name: /s/ MARK S. HELM
               ------------------
         Title: ATTORNEY-IN-FACT